Exhibit 17.1

Jeff:
With profound sadness, I tender my resignation from the Jason Industries board, effective immediately.  This action terminates a tenure for me of approximately thirty years and ends relationships with some superb employees who have devoted themselves to creating a fine and prosperous company.
It has become abundantly clear in the last weeks that the management route you are taking will be different than we have taken in the past and will be governed more by the whims and judgments of ill-informed activist shareholders than by the rational and thoughtful evaluations of those who created the company and have grown it to its current state.  I could not be a helpful participant in that approach.  Likewise, I remain strongly opposed to the change in CEOs and believe that change will detrimentally affect company results going forward.
Growth for Jason will not come easily over the next several years because the lack of cash for investment will limit its ability to acquire.  You have been critical of Dave Westgate’s efforts to expound a strategy for growth, but I have heard no cohesive strategic options from you or other members of the board.  Likewise, you have now terminated a strong and experienced operating talent and run the risk of losing others in the management group.  The potential for significant operations issues therefore rises and could well make the misses of the third quarter last year and this year appear insignificant, which in the broad scheme of things I think they are.
In conclusion I would urge you to make your judgments going forward on what is right for the businesses in the long run, not what some hedge fund holders think is right for today.  It was adherence to that approach which allowed us to grow earnings at 17% per year for almost fifteen years in our earlier public ownership period and to return to shareholders who participated in the IPO approximately eleven times their original investment.  I continue to believe a similar emphasis today is the most likely path to the kind of financial returns you are seeking.
I wish you well.
/s/ Vince Martin
11/6/15